September 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Innovation Beverage Group Limited
Withdrawal of Acceleration Request - Registration Statement on Form F-1, as amended
File No. 333-266965

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 16, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, September 18, 2024, at 4:00 p.m. Eastern Time, or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

Very truly yours,

Innovation Beverage Group Limited

By:	/s/ Dean Huge
Name:	Dean Huge
Title:	Chief Executive Officer (Principal Executive Officer)